SAPIENS INTERNATIONAL CORPORATION N.V.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


                                 August 26, 2004


     Notice is hereby given that the Annual General Meeting of Shareholders (the "Meeting") of Sapiens International Corporation N.V. (the "Company") will be held at the registered offices of the Company at Landhuis Joonchi Kaya Richard
J. Beaujon z/n, Curacao, Netherlands Antilles, on August 26, 2004 at 10:00 am (Curacao time), for the following purposes:

       1. To approve the Board of Directors' annual report on the management of the business of the Company for the year ended December 31, 2003.

       2. To adopt the Company's Consolidated Balance Sheet as of December
          31, 2003 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

       3. To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2003.

       4. To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yeoshua Agassi, Yocheved Dvir, Rammy Ringel, Yitzhak Sharir and MeesPierson Intertrust (Curacao) N.V.

       5. To approve the appointment of Kost Forer Gabbay & Kasierer, a
          Member of Ernst & Young Global, as independent auditors to audit the accounts of the Company for the year ending December 31, 2004.

       6. To resolve to amend the Articles of Association of the Company in order to (a) increase the number of authorized common shares to 30,000,000 and to change the par value of all authorized shares to one Eurocent ([euro] 0.01) each, such that the total nominal capital of the Company will be [euro] 310,000, (b) effect certain other changes in order that the Articles of Association conform to the new Civil Code of the Netherlands Antilles and (c) have the original Articles of Association read in English. These amendments to the Company's Articles of Association will be in the form drawn up by the office of STvB Advocaten (Europe) N.V. ("STvB") and will be referred to herein as the "Articles Amendment." An outline indicating textual changes from the current Articles of Association under the Articles Amendment is attached to the Proxy Statement accompanying this Notice as Annex A. The verbatim text of the Articles Amendment is available for review by the shareholders at the offices of the Company from the date of this notice until the end of the Meeting. In addition, the shareholders are asked to authorize each of the lawyers and candidate notaries of STvB, acting jointly as well as separately, to effect the Articles Amendment by passing the deed of amendment before a civil law notary and furthermore to do everything which might be found necessary, all this with the right of substitution, to complete the amendment of the Articles of Association in accordance with the Articles Amendment.

       7. To approve an amendment of the Company's stock option plans in order to increase the aggregate number of common shares reserved for such plans.

       8. To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

       The close of business on July 8, 2004 has been fixed as the record date of the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

       Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.


                                        By Order of the Board of Directors


                                        Norman Kotler
                                        General Counsel and Corporate Secretary


Curacao, Netherlands Antilles
July 19, 2004

                                 PROXY STATEMENT
                            -------------------------


                     Sapiens International Corporation N.V.
                                Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                          Curacao, Netherlands Antilles


                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 August 26, 2004


     This Proxy Statement is being furnished in connection with the solicitations by the board of directors (the "Board of Directors") of Sapiens International Corporation N.V. (the "Company") of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on August 26, 2004, or at any adjournment thereof. Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

     The Company's Annual Report to Shareholders for the year ended December 31, 2003 (the "Annual Report") is enclosed herewith. The Company's Consolidated Balance Sheet as of December 31, 2003, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2003, are included in the Annual Report.

VOTING PROCEDURE

     Each Shareholder of record at the close of business on July 8, 2004 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by such a Shareholder of record is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy in any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

     Shares cannot be voted at the meeting unless the owner of record is present in person or represented by proxy. The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company's Articles of Incorporation, general meetings of shareholders must be held in Curacao where the Company is established. The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting. It may be revoked at any time by written notice to the Secretary of the Company before it is voted. If it is not revoked, the shares represented will be voted in accordance with the proxy. Proxies for use at the meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to Shareholders on or about July 19, 2004 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On July 8, 2004 there were 11,743,935 Common Shares (par value 2.30 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS


1.   Annual Report of Management

     The Board of Directors' Annual Report on the management of the business of the Company for the year ended December 31, 2003, which is enclosed herewith, is submitted to the Shareholders' vote pursuant to the laws of the Netherlands Antilles.

     A majority of the votes cast is required for the approval of the Board of Directors' Annual Report.

               The Board of Directors Recommends a Vote FOR Item 1


2.   Financial Statements

     The Company's Consolidated Balance Sheet as of December 31, 2003 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2003, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

     A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

               The Board of Directors Recommends a Vote FOR Item 2


3.   Discharge of Board of Directors

     The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2003, is submitted to the Shareholders.

     A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

               The Board of Directors Recommends a Vote FOR Item 3


4.   Election of Board of Directors

     The slate of nominees for election to the Board of Directors of the Company, Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yeoshua Agassi, Yocheved Dvir, Rammy Ringel, Yitzhak Sharir and MeesPierson Intertrust (Curacao) N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

     Please consider the following information regarding the individuals who will comprise the Company's Board of Directors assuming election of the 9 nominees.

     Ron Zuckerman has served as a director of the Company since 1991 and assumed the position of Chairman of the Board of Directors in January 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994.

     Dan Goldstein has served as a director of the Company since March 2001. Mr. Goldstein has served as Chairman of the Board and Chief Executive Officer of Formula Systems (1985) Ltd. ("Formula") since January 1985. Mr. Goldstein is also Chairman of the Board or a director of other companies which are subsidiaries and affiliates of Formula (such companies, together with Formula, to be referred to as the "Formula Group"), including but not limited to BluePhoenix Solutions Ltd. ("BluePhoenix"), Magic Software Enterprises Ltd. ("Magic"), Matrix IT Ltd. ("Matrix") and Formula Vision Technologies (F.V.T.) Ltd. ("Formula Vision").

     Gad Goldstein has served as a director of the Company since July 2002. Mr. Goldstein has been President of Formula since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. In addition, Mr. Goldstein is Chairman of the Board of BluePhoenix and serves as a director of other companies in the Formula Group, including but not limited to Magic, Matrix and Formula Vision. Gad Goldstein is the brother of Dan Goldstein.

     Naamit Salomon has served as a director of the Company since September 2003. Ms. Salomon has been Vice President, Finance of Formula since 1997 and also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.

     Yeoshua Agassi has served as a director of the Company since September 2003. From 2001 to 2003, he served as President and Chief Executive Officer of Scitex Corporation Ltd. and in parallel, as Executive Vice President of Clal Industries and Investments Ltd. Prior to that, Mr. Agassi served as General Manager of Leumicard Ltd. From 1993 to 1998 Mr. Agassi served as General Manager for the Israel Direct Insurance Company (IDI) which he co-founded. Mr. Agassi served as Vice President at the Hamagen Insurance Company from 1987 to 1993 and Vice President at the Phoenix Assurance Company from 1983 to 1987.

     Yocheved (Yochi) Dvir has served as a director of the Company since September 2003. Ms. Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel's foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group's Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd., Elite Industries Ltd. and ECI Telecom Ltd.

     Rammy Ringel has served as a director of the Company since September 2003. Mr. Ringel is a Managing Director of Trigger Consulting Ltd. ("Trigger"), a management consulting firm specializing in business strategy, business development and mergers and acquisitions in international markets. Mr. Ringel co-founded Trigger in 1995. From 1987 to 1995, he worked as a consultant and then partner at Shaldor Ltd., an Israeli strategic management consulting firm. From 1984 to 1986, Mr. Ringel was employed as a software engineer by Israeli Aircraft Industries.

     Yitzhak Sharir has served as a director of the Company since July 2002. Mr. Sharir joined the Company as Chief Executive Officer in November 2000. From 1994 to 2000, Mr. Sharir served as General Manager of Nilit Industries. Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive Vice President and General Manager of Oshap Technologies (1985-1989), Vice President Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel's Nuclear Research Center.

     MeesPierson Intertrust (Curacao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It and its predecessors, most recently Intertrust (Curacao) N.V., have provided the Company with corporate-related services since April 1990, including but not limited to serving in the past as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

     A majority of the votes cast is required for the election of the Board of Directors.

               The Board of Directors Recommends a Vote FOR Item 4


5.   Appointment of Auditors

     Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, has been selected by the Board of Directors as independent auditors to audit the accounts of the Company for the year 2004.

     A majority of the votes cast is required for the approval of the appointment of Kost Forer Gabbay & Kasierer as independent auditors to audit the accounts of the Company for the year 2004.

               The Board of Directors Recommends a Vote FOR Item 5


6.   Amendment of the Company's Articles of Association

     The Company wishes to amend its Articles of Association for two reasons:

     First, the Company wishes to change its nominal capital (formerly referred to as authorized capital) in order to give the Company the flexibility (i) to issue additional shares for business or financing opportunities which may arise and (ii) to create additional reserves of shares if necessary. Currently, the maximum nominal capital of the

Company is [euro] 48,300,000, divided into (a) 20,000,000 common shares with a par value of [euro] 2.30 each and (b) 1,000,000 preferred shares with a par value of [euro] 2.30 each. The Company wishes to increase the number of authorized common shares to 30,000,000 and to change the par value of all authorized shares to one Eurocent ([euro] 0.01) each, such that the total nominal capital of the Company will be [euro] 310,000.

     Second, the legislature of the Netherlands Antilles introduced a new Book 2 of the Civil Code (legal entities) which became effective on March 1, 2004. The Company has been advised that in order that the Articles of Association conform to the new law, it is desirable to make certain changes in the Articles. Furthermore, under the new law the Articles of Association may be drawn up in the English language, and the Company has been advised that it should take advantage of this new opportunity.

     An outline indicating textual changes of the proposed amended Articles of Association (the "Articles Amendment") from the current Articles of Association is attached to this Proxy Statement as Annex A. The verbatim text of the Articles Amendment is available for review by the shareholders at the offices of the Company from the date of this notice until the end of the Meeting.

     Accordingly, this Item asks the shareholders of Sapiens to amend the Articles of Association as described above and in the form drawn up by the office of STvB Advocaten (Europe) N.V. ("STvB"). In addition, the shareholders are asked to authorize each of the lawyers and candidate notaries of STvB, acting jointly as well as separately, to effect the Articles Amendment by passing the deed of amendment before a civil law notary and furthermore to do everything which might be found necessary, all this with the right of substitution, to complete the amendment of the Articles of Association in accordance with the Articles Amendment.

     The affirmative vote of the shareholders of Sapiens having a majority of all outstanding shares of Sapiens' capital shares entitled to vote at the Meeting is required to resolve to amend the Company's Articles of Association as contained in this Item.

               The Board of Directors Recommends a Vote FOR Item 6


7.   Amendment of the Company's Stock Option Plans

     In 1992, our Board of Directors and shareholders approved the 1992 Stock Option and Incentive Plan (the "1992 Stock Plan") pursuant to which our officers, directors and employees are eligible to receive awards of stock options and restricted stock. In February 2003, the Board of Directors authorized the extension of the 1992 Stock Plan until April 2012 and our shareholders approved that extension. In 2003, our Board of Directors and shareholders approved the 2003 Share Option Plan (the "2003 Option Plan"), pursuant to which our officers, directors, employees, consultants and contractors are eligible to receive awards of stock options. In the remainder of this section, the 1992 Stock Plan and 2003 Option Plan will be referred to together as the "Incentive Plans."

     The Company has reserved 500,000 authorized but unissued common shares for purposes of the Incentive Plans. As of December 31, 2003, options to purchase up to an aggregate of 1,558,495 common shares have been granted under the Incentive Plans (after taking into account cancellations of options granted), leaving a remainder of only 202,141 authorized but unissued common shares for the purposes of the Plans.

     In order to allow the Company to continue to use the Plans for their intended purposes, it is proposed that both Incentive Plans be amended to allow an increase of 500,000 in the common shares reserved for the Incentive Plans. According to the terms of the Incentive Plans and rule 4350(i)(1)(A) of the Nasdaq Stock Market, Inc., a material increase in the aggregate number of common shares as to which awards may be granted under the Incentive Plans must be approved by the shareholders of the Company.

     The affirmative vote of the shareholders of Sapiens having a majority of all outstanding shares of Sapiens' capital shares entitled to vote at the Meeting is required to resolve to amend the Company's Incentive Plans as described in this Item.

               The Board of Directors Recommends a Vote FOR Item 7

8.   Other Matters

     The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

     Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                        By Order of the Board of Directors


                                        Yitzhak Sharir
                                        President and Chief Executive Officer

Curacao, Netherlands Antilles
July 19, 2004

                                     ANNEX A

                               ARTICLES AMENDMENT

Note: Additions are indicated by underlinings, deletions by strikethroughs. Only those clauses which have been changed are set forth here, hence the gaps in article and clause numbering.

                                    ARTICLE I
                                NAME AND DOMICILE

.. . .

1.3 The Company [is domiciled] has its statutory seat in Curacao and may have branches and/or branch offices [elsewhere] outside of the Netherlands Antilles.

[1.4 The Company may change its place of domicile in accordance with the Netherlands Antilles ordinance on Transfer of Domicile to Third Countries pursuant to a resolution of the Board of Directors, and to have same adopt the status of a legal entity incorporated under the laws of such country.]

                                   ARTICLE II
                                     PURPOSE

The objects of the Company are: . . .

2.16 The Company shall not be entitled to annul or to otherwise invoke the nullity of any action on the ground that such action exceeded the objects of the Company.

                                      . . .

                                   ARTICLE IV
                               CAPITAL AND SHARES

4.1 [The authorized capital of the Company shall be FORTY EIGHT MILLION THREE HUNDRED THOUSAND EURO ([euro] 48,300,000).] The Company has a nominal capital (nominal capital being the sum of the par values of all of the issued shares in the Company's capital stock at any time) divided in shares of one Eurocent ([euro] 0.01). The maximum nominal capital of the Company shall be three hundred ten thousand Euro ([euro] 310,000.--) divided into (a) [twenty]thirty million (2030,000,000) common shares with a par value of [Two Euro and thirty] one Eurocent ([euro] [2.30] 0.01) each (the "Common Shares") and (b) one million (1,000,000) preferred shares with a par value of [Two Euro and thirty] one Eurocent ([euro] [2.30] 0.01) each, which may be issued in separate series (the "Preferred Shares").

4.2 [Shares representing at least twenty percent (20%) of the authorized capital of the Company must at all times be subscribed for and outstanding with third parties in the form of shares with full voting rights.] At all times at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, must be subscribed for and outstanding with third parties.

.. . .

4.4 [The remaining unissued shares] Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that such consideration shall not be less than par value. and provided that no Common Shares can be issued, if, as a result of such issue, the number of issued common shares may become more than thirty million (30,000,000) and that no Preferred Shares can be issued, if, as a result of such issue, the number of issued preferred shares may become more than one million (1,000,000).

4.5 The actual issue occurs by means of a written instrument signed by the Company and the aquirer. The Company cannot issue shares to itself.

[Note: Text within brackets represents deleted material.]

[4.5] 4.6   Subject to the provisions of these Articles of Association,
            Preferred Shares may be issued from time to time in one or more series or classes on such terms and conditions as may be determined by the affirmative vote of a majority of the members of the Board of Directors, after considering the interests of the holders of Common
            Shares.

[4.6] 4.7   Prior to the issuance of any series or class of Preferred Shares the
            Board of Directors shall specify: . . .

            (d) the rights, if any, of the holders of Preferred Shares of such series or class to vote on issues before an annual or special General Meeting of Shareholders or Special Class Meeting; provided, however, that at all times [shares representing] at least [twenty percent (20%) of the authorized capital of the Company shall be issued and held by third parties in the form of shares]one share with full voting rights; that participates in the profit, or else one share with full voting rights and one participating share, must be subscribed for and outstanding with third parties. . . .

[4.7] 4.8     [content unchanged]

[4.8] 4.9   Upon liquidation of the Company, the holders of shares of any series or class of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of Common Shares and of any other series or class of Preferred Shares ranking junior to such series or class as to liquidation preference, pro rata with any distribution made to holders of any series or class of Preferred
            Shares ranking on parity with such series or class of Preferred
            Shares and after any distribution is made to holders of any other series or class of Preferred Shares ranking senior to such Preferred
            Shares, the amount of the liquidation preference of such shares which shall not exceed the sum of:

            (a) the amount paid for such Preferred Shares on issuance, plus

            (b) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

[4.9] 4.10  Subject to the provisions of Article VI, the Board of Directors is competent, without instruction of the General Meeting of Shareholders or of any Special Class Meeting, to redeem shares of all series and classes with due observance of the provisions applicable thereto of these Articles of Association and the terms and conditions of any Preferred Shares as determined by the Board of Directors in accordance with paragraph 6 of this Article IV, as duly amended, if and when establishing a separate series or class of Preferred Shares[, and to subsequently cancel them] provided that [at least twenty percent (20%) of the authorized capital]equity of the Company [must at all times be subscribed for and outstanding with third parties in the form]at the time of acquisition at least equals the nominal capital and as a result of [shares]the acquisition, the equity will not fall below the nominal capital and provided further that at least one share with full voting rights that participates in the profit, or else one share with full voting rights. and one participating share, remains outstanding with third parties. Shares so repurchased can be redeemed by the Board of Directors, without instruction of the General Meeting of Shareholders or of any Special Class Meeting.

[4.10] 4.11 The redemption price per Preferred Share redeemed in accordance with paragraph 910 of this Article IV shall be the sum of:

            (a) the amount paid for such Preferred Share on issuance, plus

            (b) the amount of any premium that may be payable with respect to such redemption, as the same shall have been fixed by the Board of Directors at the time of issuance of such Preferred Share; plus

            (c) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for redemption.

[4.11] 4.12 The redemption price per Common Share redeemed in accordance with paragraph 910 of this Article IV shall be calculated in accordance with generally accepted accounting principles as being the value that would be payable on such share were the Company liquidated or dissolved.

[4.12] 4.13 The Board of Directors is entitled to issue warrants and options to subscribe for Common Shares for such consideration and on such terms as determined by the Board of Directors or a duly appointed committee thereof[.] provided, however, that no rights to acquire Common Shares can be issued, if, as a result of the exercise of such right, the number of issued Common Shares will become more than thirty million (30,000,000). Warrants and options to subscribe for Common Shares may also be issued to directors, former

[Note: Text within brackets represents deleted material.]

            directors, officers and other persons employed or formerly employed by the Company or whose services are otherwise contracted by the Company.

                                      . . .

                                   ARTICLE VI
                       REDEMPTION AND REPURCHASE OF SHARES

6.1 The Company may for its own account and for valuable consideration from time to time acquire fully paid up shares, provided [that at least twenty percent (20%)] the equity of the [authorized capital] Company at the time of [the Company must at all times be subscribed for] acquisition at least equals the nominal capital [and outstanding with third parties in the form] as a result of [shares] the acquisition, the equity will not fall below the nominal capital and provided further that at least one share with full voting rights that participates in the profit, or else one share with full voting rights. and one participating share, remains outstanding with third parties. The authority to make any such acquisition is vested in the Board of Directors. Any shares so acquired may be cancelled by the Board of Directors.

6.2 Acquisition of shares or certificates of shares in violation with paragraph 1 of this article 6 is null and void.

[6.2] 6.3   The Company shall not acquire any voting rights by reason of ownership of its Common Shares, and, in connection with any General
            Meeting of Shareholders, Common Shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose.

                                      . . .

                                   ARTICLE VII
                   FORM AND TRANSFER OF SHARES; SHARE REGISTRY

7.2 The shares shall be entered into a share register (the "Register") which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the "Registrar"). The entry shall mention all information required by article 109 of Book 2 of the Civil Code, including the name of the shareholder, his [residence or his elected domicile] address, the quantity of his shares and the number of the share certificate, if any, representing such shares., the amount paid up on each share, voting rights relating thereto, the obligation to further pay up on the share, if any, the date of acquisition, the delivery as well as the date of delivery. In the Register also mention shall be made of any vesting or transfer of a right of pledge that was either served upon the Company or acknowledged by the Company (each such right of pledge a "notified right of pledge") or a right of usufruct on shares as well as the names and addresses of those who have a notified right of pledge or a right of usufruct on shares. The Register shall not be open to inspection by third parties or shareholders, with respect to shares other than those registered in their name, except with respect to shares that have not been paid up in full and except further with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar.

7.3 The transfer of shares shall be effected by way of a written instrument of transfer ("deed of transfer") signed by the transferor and the transferee and either serving [a] that deed of transfer upon the Company or by written acknowledgement of the transfer by the Company [or by a transfer agent (the "Transfer Agent") designated by the Board of Directors, which can only take place by an annotation on the share certificate, if share certificates have been issued for the registered shares concerned.]. If share certificates have been issued for the shares concerned the share certificate signed for transfer by the transferee and the transferor may serve as deed of transfer. Acknowledgement occurs by means of a signed annotation on the deed of transfer, or a written statement from the Company addressed to the transferee. If it concerns shares on which an amount still has to be paid-up, acknowledgement can only occur on a deed of transfer that has a formally fixed date. The transfer of shares listed on a stock exchange may also be effected in accordance with the system applied by such exchange.

[7.4        The entry in the Register provided for in paragraph 5 of this
            Article VII shall have the effect of a written acknowledgement of the transfer by the Company in the event no share certificate(s) has
            (have) been issued.]

[Note: Text within brackets represents deleted material.]

[7.5] 7.4   Every transfer and devolution of a [registered] share and the creation of, and every transfer of, a limited right therein shall be entered in the Register and every such entry shall be signed by a director or by the Registrar.

[7.6] 7.5   Share certificates for the shares may be issued at the request of the shareholder. Share certificates for [registered] shares shall bear a legend in a form as determined from time to time by the Board of Directors setting forth the terms and conditions specified by the Board of Directors in accordance with Article IV of these Articles of Association.

[7.7] 7.6   If any shareholder shall establish to the satisfaction of the Board of Directors that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Board of Directors, may include an indemnity bond issued by an insurance company) as the Board of Directors shall determine. By the issuance of the new share certificate on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void.

[7.8] 7.7   The Board of Directors may authorize the exchange of new share certificates for mutilated share certificates for [registered] shares. In such case the mutilated share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate share certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors, be charged to the shareholder.

                                      . . .

                                   ARTICLE IX
                                   MANAGEMENT

.. . .

9.3 The directors shall be elected at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the shareholders entitled to vote. The number of persons constituting the whole Board of Directors shall be not less than three (3) nor more than twenty-four (24), as fixed and elected by the General Meeting of Shareholders. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding General Meeting of Shareholders, be the number so fixed and elected. [Directors may be removed or suspended at any time by the General Meeting of Shareholders.] At any General Meeting of Shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent General Meeting of Shareholders, any vacancy or vacancies created by such action may be filled.

9.4 Directors may be removed or suspended at any time by the General Meeting of Shareholders. A suspension as referred to in this article automatically terminates if the person concerned has not been dismissed within two (2) months after the day of suspension.

[Remaining clauses of Article 9 renumbered but content unchanged]

                                      . . .

                                   ARTICLE XI
                                    OFFICERS

11.3 In case of a conflict of interest between the Company and one or more directors or officers, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the General Meeting of Shareholders. or the Board of Directors. A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the General Meeting of Shareholders or the person designated by the General Meeting of Shareholders or the Board of Directors of such conflict of interest.

[Note: Text within brackets represents deleted material.]

                                      . . .

                                  ARTICLE XIII
                        GENERAL MEETINGS OF SHAREHOLDERS

13.1        All General Meetings of Shareholders shall be held in Curacao.

13.2 [The]Once a year an annual General Meeting of Shareholders shall be held [within nine (9) months after the end of the preceding financial year] on a date determined from year to year by the Board of Directors, for the following purposes: (1) receiving the report by the Board of Directors on the course of business during the preceding financial year; (2) [adopting the financial statements] approving the annual accounts for that year; (3) determining the allocation of the profits insofar as not destined for reservation pursuant to article XVII paragraph 3; (4) electing directors where necessary; (5) dealing with discharge of the Board of Directors for its management over the preceding financial year; and [(4](6) for any other purposes required by law and for such additional purposes as may be specified in the notice of such meeting.

                                      . . .

13.4 Notice of General Meetings of Shareholders, whether annual General Meetings or special General Meetings, stating the time and place of the meeting, shall be mailed to each shareholder at the address thereof appearing in the Register not less than [ten (10]twelve (12) (excluding the day of the notice and the day of the General Meeting of Shareholders) nor more than sixty (60) days prior to the date of the meeting in question.

                                      . . .

                                   ARTICLE XIV
                             SPECIAL CLASS MEETINGS

14.3 Notice of a Special Class Meeting stating the time, date and place of the meeting shall be mailed to each shareholder at the address thereof appearing in the Register, not less than [ten (10]twelve
            (12) nor more than sixty (60) days prior to the date of the Special Class Meeting concerned.

                                      . . .

                                   ARTICLE XV
                         ATTENDANCE AND VOTING OF SHARES

.. . .

15.2 Each holder of Common Shares and each holder of Preferred Shares with full voting rights shall be entitled to one (1) vote for each Common Share [remainder of 15.2 unchanged]

15.3 On shares belonging to a legal entity in which the Company as a result of voting rights directly or indirectly has or may exercise control, voting rights can be exercised.

[15.3] 15.4 For the purpose of determining shareholders entitled to notice . . .
            and, in case of a General Meeting of Shareholders or Special Class Meeting, not less than ten (10) days [(10)] prior to the date on which the particular action requiring such determination of shareholders is to be taken. . . . [Remainder of clause 15.4 unchanged]

                                      . . .

                                  ARTICLE XVII
                             DISTRIBUTION OF PROFITS

.. . .

[17.4 In the event that the profit and loss account shows a loss for any given year, which cannot be covered by the reserves or compensated in another manner, no profit shall be distributed in any subsequent year, as long as the loss has not been recovered.]

[Former clauses 17.5 through 17.10 renumbered but content unchanged]

[Note: Text within brackets represents deleted material.]

17.10 Any distribution as provided for in the preceding paragraphs can only occur if, at the moment of distribution, the equity of the Company at least equals the nominal capital and as a result of the distribution will not fall below the nominal capital.

                                      . . .

                                   ARTICLE XIX
                    BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

19.1 Within eight (8) months after the end of the financial year of the Company, the Board of Directors shall prepare the balance sheet and profit and loss account together with the explanatory notes (the "annual accounts") with respect to such past financial year. The annual accounts shall be prepared in accordance with generally accepted standards and shall provide such insight as shall make it possible for a sound opinion to be formed as regards the Company's capital and the results and also, insofar as the nature of the annual accounts shall so permit, as regards the Company's solvency and liquid assets.

19.2 Subsequently, the [balance sheet and profit and loss account] annual accounts shall be submitted to the shareholders for inspection and [adoption] approval at the annual General Meeting of Shareholders. From the day at which the notice of the annual General Meeting of Shareholders is sent until the close of the annual General Meeting of Shareholders, the balance sheet and profit and loss account, shall be available for inspection by the shareholders at the office of the Company, and at any additional place, if specified in the notice of such meeting.

[19.3 The adoption of the balance sheet and profit and loss account by the annual General Meeting of Shareholders shall have the effect of acquitting and discharging the Board of Directors for their actions during the past financial year to the extent such actions appear from the balance sheet and profit and loss account or to the extent the results of such actions are clearly embodied therein.]

                                      . . .

                                   ARTICLE XXI
                                   DISSOLUTION

.. . .

21.5 During liquidation the provisions of these Articles of Association shall remain in force as far as possible. Article XVII paragraph 10, is equally applicable to preliminary liquidation distributions

.. . .

                                  # # # # # # #

[Note: Text within brackets represents deleted material.]

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 AUGUST 26, 2004

Notice is hereby given that the Annual General Meeting of Shareholders of Sapiens International Corporation N.V. will be held at the registered offices of Sapiens International Corporation N.V. at Landhuis Joonchi Kaya Richard J. Beaujon z/n, Curacao, Netherlands Antilles, on August 26, 2004 at 10:00 am (Curacao time), for the following purposes:

                (Continued and to be signed on the reverse side)

                                                                           14475

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                     SAPIENS INTERNATIONAL CORPORATION N.V.
                                 August 26, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

--------------------------------------------------------------------------------
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 7.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE |X|
--------------------------------------------------------------------------------

                                                             FOR AGAINST ABSTAIN

1. To approve the Board of Directors' annual report on the   |_|   |_|     |_|
   management of the business of the Company for the year ended December 31, 2003.

2. To adopt the Company's Consolidated Balance Sheet as of   |_|   |_|     |_|
   December 31, 2003 and the related Consolidated
   Statements of Operations (profit and loss account) and Cash Flows for the year then ended

3. To approve the discharge of the Board of Directors for    |_|   |_|     |_|
   the management of the affairs of the Company for the year ended December 31, 2003.

4. To elect the following slate of nominees to the Board of  |_|   |_|     |_|
   Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Dan
   Goldstein, Gad Goldstein, Naamit Salomon, Yeoshua
   Agassi, Yocheved Dvir, Rammy Ringel, Yitzhak Sharir and
   MeesPierson Intertrust (Curacao) N.V.

5. To approve the appointment of Kost Forer Gabbay &         |_|   |_|     |_|
   Kasierer, a Member of Ernst & Young Global, as independent auditors to audit the accounts of the Company for the year ending December 31, 2004.

6. To resolve to amend the Articles of Association of the    |_|   |_|     |_|
   Company as described in the Proxy Statement.

7. To approve an amendment of the Company's Stock Option     |_|   |_|     |_|
   Plans in order to increase the aggregate number of common shares reserved for such plans.

--------------------------------------------------------------------------------

To change the address on your account, please check the box at right and   |_|
indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ____________________________ Date: ____________________

Signature of Shareholder ____________________________ Date: ____________________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.